Skadden, Arps, Slate, Meagher & Flom LLP 40 Bank Street London E14 5DS England

Orrick, Herrington & Sutcliffe LLP 107 Cheapside London EC2V 6DN United Kingdom England

February 12, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Attention:	Mr. Larry Spirgel, Assistant Director Mr. John Zitko, Staff Attorney Division of Corporate Finance

Mr. Terry French, Accounting Branch Chief Mr. Michael Henderson, Senior Staff Accountant Office of Chief Accountant Division of Corporation Finance

Re:	Amendment No. 1 to VimpelCom Ltd. Registration Statement on Form F-4 (File No. 333-164770)

Ladies and Gentlemen:

We are writing on behalf of VimpelCom Ltd. (the “Company”) in connection with the Company’s registration statement on Form F-4 (File No. 333-164770) (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “SEC”) on February 8, 2010. The Company announced commencement of the exchange offer described in the Registration Statement on February 9, 2010 in reliance on Rule 162(a) under the Securities Act of 1933 and Rule 14d-4(b) under the Securities Exchange Act of 1934. The Company is filing with the SEC on the date hereof Amendment No. 1 to the Registration Statement.

Further to our conversation with certain members of the staff of the SEC (the “Staff”) on February 10, 2010, we note the following:

(1)	The Registration Statement filed with the SEC on February 8, 2010 was substantially the same as the confidential submission of the Registration Statement to the Staff made earlier on February 8, 2010.

(2)	Amendment No. 1 to the Registration Statement under the heading “Background and Reasons for the Offers—Opinions of OJSC VimpelCom’s Financial Advisor—Miscellaneous” (see pages 79-80) sets forth the compensation paid or to be paid to UBS and its affiliates by OJSC VimpelCom and its affiliates in connection with material relationships between such parties in the past two years or mutually understood to be contemplated.

(3)	Amendment No. 1 to the Registration Statement contains additional disclosure in the section under the heading “Information about Kyivstar—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Kyivstar Unaudited Results” (see page 188) to reflect certain information material to Closed Joint Stock Company “Kyivstar G.S.M.” included in Telenor ASA’s fourth quarter 2009 interim report published on February 10, 2010, which Telenor ASA also filed with the SEC on Form 425 on February 10, 2010.

(4)	Amendment No. 1 to the Registration Statement, under the heading “Background and Reasons for the Offers—Opinions of OJSC VimpelCom’s Financial Advisor—Opinion Dated February 9, 2010” (see pages 73, et seq.), sets forth a description of the fairness opinion delivered by UBS to OJSC VimpelCom’s Board of Directors on February 9, 2010, which was described in OJSC VimpelCom’s Solicitation/Recommendation Statement on Schedule 14D-9 that was filed with the SEC on February 9, 2010. In addition, set forth under the heading “Background and Reasons for the Offers—Forecasted Financial Information and Synergy Estimates of OJSC VimpelCom—Forecasted Financial Information and Synergy Estimates as of February 8, 2010” is a description of the related information provided by OJSC VimpelCom management to UBS in connection with UBS’ analysis for the purpose of rendering its February 9, 2010 opinion (see pages 82, et seq.). A copy of the February 9, 2010 opinion is included as an exhibit to the Registration Statement and is incorporated by reference into the prospectus with the consent of UBS.

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If you require any further information or have any questions please contact Lorenzo Corte, Pranav Trivedi or Richard Muglia at +44 20 7519 7000, or Peter O’Driscoll at +44 20 7862 4639.

Very truly yours,

/s/ Lorenzo Corte
Lorenzo Corte
Skadden, Arps, Slate, Meagher & Flom (UK) LLP

/s/ Peter O’Driscoll
Peter O’Driscoll
Orrick, Herrington & Sutcliffe LLP

cc:	Alexander V. Izosimov, Dmitry Egorov, Iver Olerud, VimpelCom Ltd.

Daniel Walsh and Patrick Dooley, Akin, Gump, Strauss, Hauer & Feld LLP

Yuri Musatov, Altimo Holdings & Investments Ltd.

Bjørn Hogstad, Telenor ASA

Robert Landwehr, Ernst & Young

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